Exhibit 99.1

NEWS RELEASE

Fortuna´s Yaramoko Mine reaches one-million-ounce gold pour milestone

Vancouver, May 22, 2024 – Fortuna Silver Mines Inc. (TSX: FVI) (NYSE: FSM) is pleased to report that the Yaramoko Mine located in Burkina Faso reached the one-million-ounce gold pour milestone on May 19, 2024. Yaramoko started production on May 16, 2016 and Fortuna acquired the mine on July 2, 2021 (refer to Fortuna news release dated July 2, 2021).

As of December 31, 2023, Yaramoko has a remaining mine life of two years with Proven and Probable Mineral Reserves of 0.9 Mt at a grade of 7.90 g/t Au and containing 219 koz Au, in addition to Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, of 0.5 Mt at a grade of 2.87 g/t Au and containing 43 koz Au, and Inferred Mineral Resources, exclusive of Mineral Reserves, of 0.16 Mt at a grade of 3.52 g/t Au and containing 18 koz Au (refer to Fortuna news release dated February 15, 2024, “Fortuna reports updated Mineral Reserves and Mineral Resources”). The mine´s exploration budget for 2024 is US$6.1 million, which includes 41,450 meters of drilling (refer to Fortuna news release dated January 18, 2024).

Yaramoko’s health and safety performance is best in class, recording no Lost Time Injury Incidents (LTI) for more than 3.5 years and 9 million working hours. The mine’s workforce consists of approximately 900 people, of which 52 percent come from neighboring communities. Fortuna continues investing in national social and economic development through the training of its workforce, community development initiatives, and the purchase of local goods and services.

Yaramoko Mine: One-million-ounce gold pour milestone

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements pertaining to mineral resource and reserve estimates; life of mine estimates; the Company’s sustainability plans, targets, strategies, and goals, such as local community relations, economic contributions and education, employment, and procurement initiatives; and the Company’s plans for its mines and mineral properties, including exploration budgets and exploration plans. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “budget”, “aim”, “intent”, “estimate”, “may”, “should”, “could” and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties, and factors include, among others, risks associated with climate change; risks associated with mining regime changes in the Company’s operating jurisdictions, including those related to permitting and approvals, environmental and tailings management, labor, trade relations, and transportation; risks related to mine closure activities, reclamation obligations, and environmental liabilities; risks relating to the Company’s ability to replace its mineral reserves; risks associated with mineral exploration and project development; risks associated with political instability and changes to the regulations governing the Company’s business operations; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and Israel – Hamas conflicts, and the impact they may have on global economic activity; legal proceedings and potential legal proceedings; the possibility that the ruling in favor of Compania Minera Cuzcatlan S.A. de C.V. to reinstate the environmental impact authorization at the San Jose mine (the “EIA”) will be successfully appealed; as well as those factors discussed under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations, and opinions of management, including, but not limited to, continued availability of water and power resources at the Company’s operations; financial and physical impacts of climate change and climate change initiatives on markets and the Company’s operations; the availability and effectiveness of technologies needed to achieve the Company’s sustainability goals and strategies; the accuracy of the Company’s current mineral resource and reserve estimates and life of mine estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; and that there will be no significant disruptions affecting operations. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.